EXHIBIT 99.10
CONSENT OF D. BANSAH

I hereby consent to the use of my name in connection with the following, which is being filed as an exhibit to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.
The annual information form of the Company dated March 29, 2010, which includes reference to my name in connection with information relating to the technical information in the annual information form .

I also consent to the incorporation by reference of  the technical information in the annual information form and of this consent as exhibits to the Form F-10 of the Company filed with the United States Securities and Exchange Commission (File No. 333-153305) dated September 11, 2008.

Date: March 29, 2010

By:	/s/ Daniel K. Bansah
Name: Daniel K. Bansah
Title: Vice President, Exploration Banro Corporation